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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. 1)

                              TGC INDUSTRIES, INC.
                                (Name of Issuer)

                  COMMON STOCK (NEW), $.30 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    872417308
                                 (CUSIP Number)

 RICHARD E. BLOHM, JR., 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 with a copy to:

     DARRYL M. BURMAN, 1900 W. LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027


                                DECEMBER 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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
CUSIP NO.  872417308                           AMENDMENT NO. 1 TO 13D                                 PAGE 2 OF 6


------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (a) [ ]  (b) [ ]

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3.       SEC USE ONLY:

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4.       SOURCE OF FUNDS
         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                 -0-
         8.       SHARED VOTING POWER:               2,364,739*
         9.       SOLE DISPOSITIVE POWER:            -0-
         10.      SHARED DISPOSITIVE POWER:          2,364,739*
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,364,739*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         50.5%**
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14.      TYPE OF REPORTING PERSON:
         OO: Limited Liability Company
------------------------------------------------------------------------------------------------------------------

* Represents the sum of (i) 8,804 shares of common stock, par value $.30 per share ("Common Stock"), of TGC Industries, Inc. ("TGC"), and (ii) 2,355,935 shares of Common Stock issuable upon conversion of a like number of shares of TGC's Series D Preferred Stock.

** Includes (i) 8,804 shares of Common Stock and (ii) 2,355,935 shares of Common Stock issuable upon conversion of the Series D Preferred Stock; does not include any shares of Common Stock issuable to other parties upon conversion of outstanding shares of TGC's Series C 8% Convertible Exchangeable Preferred Stock, par value $1.00 per share, its outstanding warrants or its outstanding stock options.


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
CUSIP NO.  872417308                           AMENDMENT NO. 1 TO 13D                                 PAGE 3 OF 6



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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Issam M. Fares
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a) [ ]  (b) [ ]

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3.       SEC USE ONLY:

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4.       SOURCE OF FUNDS
         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Lebanon

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                 -0-
         8.       SHARED VOTING POWER:               2,364,739*
         9.       SOLE DISPOSITIVE POWER:            -0-
         10.      SHARED DISPOSITIVE POWER:          2,364,739*
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,364,739*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         50.5%**

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14.      TYPE OF REPORTING PERSON:
         IN

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

* Represents the sum of (i) 8,804 shares of common stock, par value $.30 per share ("Common Stock"), of TGC Industries, Inc. ("TGC"), and (ii) 2,355,935 shares of Common Stock issuable upon conversion of a like number of shares of TGC's Series D Preferred Stock.

** Includes (i) 8,804 shares of Common Stock and (ii) 2,355,935 shares of Common Stock issuable upon conversion of the Series D Preferred Stock; does not include any shares of Common Stock issuable to other parties upon conversion of outstanding shares of TGC's Series C 8% Convertible Exchangeable Preferred Stock, par value $1.00 per share, its outstanding warrants or its outstanding stock options.


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CUSIP NO. 872417308           AMENDMENT NO. 1 TO 13D                 PAGE 4 OF 6


                            STATEMENT ON SCHEDULE 13D
                                 AMENDMENT NO. 1

         Unless otherwise defined or indicated in this Amendment No. 1, capitalized terms which are used herein and are defined in the Schedule 13D dated December 13, 1999 ("Original 13D") shall have the meanings assigned to them in the Original 13D. All information herein with respect to TGC Industries, Inc., a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As disclosed in the original 13D, on December 13, 1999 WEDGE purchased the Debenture which was initially convertible into (i) 2,173,913 shares of Common Stock of TGC or (ii) 2,173,913 shares of Senior Preferred Stock or
Series D Preferred Stock of TGC (both of which are initially convertible into 2,173,913 shares of Common Stock of TGC). On May 16, 2000, WEDGE converted the Debenture and all unpaid interest thereon into an aggregate of 2,252,445 shares of Series D Preferred Stock of TGC, representing (i) 2,173,913 shares issued upon conversion of the Debenture and (ii) 78,532 shares issued upon conversion of the interest on the Debenture. In addition, (x) WEDGE received dividends on the Series D Preferred Stock of TGC of (i) 7,445 shares of the Series D Preferred Stock of TGC on June 1, 2000 and (ii) 96,045 shares of the Series D Preferred Stock of TGC on December 1, 2000 (which in the aggregate are convertible into 103,490 shares of Common Stock of TGC), and (y) WEDGE owns an additional 8,804 shares of Common Stock, which were acquired in open market transactions on the dates and at the prices per share as reflected in Exhibit 99.4, which is incorporated herein by reference. The 2,355,935 shares of Common Stock of TGC issuable upon conversion of the Series D Preferred Stock and the 8,804 shares of Common Stock represent 50.5% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of December 31, 2000 as represented by TGC). Based on certain representations made by TGC to WEDGE, on a fully-diluted basis, which assumes conversion of (x) the Series C Preferred Stock, and (y) warrants and stock options, the 2,355,935 shares of Common Stock of TGC issuable upon conversion of the Series D Preferred Stock and the 8,804 shares of Common Stock of TGC represent 27.4% of the outstanding Common Stock of TGC.

     (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock of TGC held by WEDGE. See Item 2 of the Original 13D.

     (c) Other than the transactions described in this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.



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CUSIP NO.  872417308            AMENDMENT NO. 1 TO 13D               PAGE 5 OF 6



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

99.1     Debenture Purchase Agreement, including as exhibits attached thereto,
         (a) the Debenture Agreement, (b) the Terms of the Senior Preferred Stock, (c) the Terms of the Series D Preferred Stock, and (d) the Voting Agreement. (Previously filed as an exhibit to the Original 13D.)

99.2 Power of Attorney from Issam M. Fares. (Previously filed as an exhibit to the Original 13D.)

99.3 Joint Filing Agreement between the Reporting Persons. (Previously filed as an exhibit to the Original 13D.)

99.4     Schedule of TGC Common Stock Purchases.



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CUSIP NO.  872417308            AMENDMENT NO. 1 TO 13D               PAGE 6 OF 6


                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 19, 2001                        WEDGE ENERGY SERVICES, L.L.C.


                                               By:    /s/ Richard E. Blohm, Jr.
                                                      --------------------------
                                               Name:  Richard E. Blohm, Jr.
                                               Title: Secretary




Dated: January 19, 2001                        ISSAM M. FARES


                                               By:    /s/ Richard E. Blohm, Jr.
                                                      --------------------------
                                               Name:  Richard E. Blohm, Jr.
                                               Title: Attorney-In-Fact


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                                 EXHIBIT INDEX


EXHIBIT
INDEX                             DESCRIPTION
-----                             -----------

99.1     Debenture Purchase Agreement, including as exhibits attached thereto,
         (a) the Debenture Agreement, (b) the Terms of the Senior Preferred Stock, (c) the Terms of the Series D Preferred Stock, and (d) the Voting Agreement. (Previously filed as an exhibit to the Original 13D.)

99.2 Power of Attorney from Issam M. Fares. (Previously filed as an exhibit to the Original 13D.)

99.3 Joint Filing Agreement between the Reporting Persons. (Previously filed as an exhibit to the Original 13D.)

99.4     Schedule of TGC Common Stock Purchases.